UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR (13)(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TOURMALINE BIO, INC.
(Name of Subject Company (Issuer))
TORINO MERGER SUB INC.
(Offeror)
an indirect wholly owned subsidiary of
NOVARTIS AG
(Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
89157D105
(CUSIP Number of Class of Securities)
Karen L. Hale
Chief Legal and Compliance Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Joseph E. Gilligan
Mahvesh A. Qureshi
Gabrielle M. Witt
Jessica A. Bisignano
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, DC 20004-1109
+1 (202) 637-5600
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Torino Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Tourmaline Bio, Inc., a Delaware corporation (“Tourmaline”), at a price of $48.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of September 8, 2025, by and among Tourmaline, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Tourmaline Bio, Inc., a Delaware corporation. Tourmaline’s principal executive offices are located at 27 West 24th Street, Suite 702, New York, New York 10010. Tourmaline’s telephone number is (646) 481-9832.
(b)   This Schedule TO relates to the outstanding Shares. Tourmaline has advised Purchaser and Parent that, as of September 24, 2025 (the most recent practicable date): (i) 25,799,160 Shares (including 68,901 shares of restricted common stock) were issued and outstanding, (ii) 3,756,227 Shares were subject to outstanding Tourmaline stock options, and (iii) 10,387 Shares were issuable upon vesting of outstanding Tourmaline restricted stock units.
(c)   The information set forth in Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares” of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 — “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
the “Introduction”

•
Section 1 — “Terms of the Offer”

•
Section 2 — “Acceptance for Payment and Payment for Shares”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 4 — “Withdrawal Rights”

•
Section 5 — “Material U.S. Federal Income Tax Consequences”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 13 — “Certain Effects of the Offer”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

•
Section 17 — “Appraisal Rights”

•
Section 19 — “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
the “Introduction”

•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
the “Introduction”

•
Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement”

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Section 12 — “Purpose of the Offer; Plans for the Company”

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Section 13 — “Certain Effects of the Offer”

•
Section 14 — “Dividends and Distributions”

•
Schedule I

Item 7.   Source and Amount of Funds or Other Consideration.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•
the “Summary Term Sheet”

•
Section 9 — “Source and Amount of Funds”

(b) and (d)  — Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 11 — “The Merger Agreement”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Schedule I

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 18 — “Fees and Expenses”

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 10 — “Background of the Offer and the Merger; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 11 — “The Merger Agreement”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c)
The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 29, 2025.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Summary Advertisement, dated September 29, 2025.*
(a)(1)(F)	Power of Attorney for Novartis AG, dated September 5, 2025.*
(a)(1)(G)	Power of Attorney for Torino Merger Sub Inc., September 5, 2025.*
(a)(5)(A)	Press release issued by Novartis AG, dated September 9, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Novartis AG with the SEC on September 9, 2025).
(a)(5)(B)	LinkedIn post from Shreeram Aradhye, M.D., President, Development and Chief Medical Officer of Novartis AG, dated September 9, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Novartis AG with the SEC on September 9, 2025).
(a)(5)(C)	LinkedIn post from Aharon (Ronny) Gal, Ph.D., Chief Strategy & Growth Officer of Novartis AG, dated September 9, 2025 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Novartis AG with the SEC on September 9, 2025).
(a)(5)(D)	Email message dated September 9, 2025, from Ruchira Glaser, M.D., M.S., Development Unit Head, Cardiovascular, Renal and Metabolic at Novartis AG, to the Tourmaline employees (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Novartis AG with the SEC on September 9, 2025).
(a)(5)(E)	Novartis AG employee intranet post, dated September 9, 2025 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Novartis AG with the SEC on September 9, 2025).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of September 8, 2025, by and among Tourmaline Bio, Inc., Novartis AG and Torino Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tourmaline Bio, Inc. on September 9, 2025).**
(d)(2)	Confidentiality Agreement, dated as of August 19, 2025, by and between Novartis International AG and Tourmaline Bio, Inc.*
(g)	Not applicable.

Exhibit No.	Description
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

**
Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Torino Merger Sub Inc.
By:
/s/ Jaime Huertas

Name: Jaime Huertas
Title:  Secretary
Novartis AG
By:
/s/ Ram Narayan

Name: Ram Narayan
Title:   Attorney-in-fact
By:
/s/ Juliana Mazza-Reis

Name: Juliana Mazza-Reis
Title:   Attorney-in-fact
Date: September 29, 2025